FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 1st, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Alberto Guimarães takes over new position in the United States; Carlos Fontes replaces him as CEO of Petrobras Energía S.A.

Buenos Aires, December 1st, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A. ´s current Chief Executive Officer Alberto Guimarães was invited to run Petrobras America Inc., the Petrobras Group’s company in the US and accepted the offer (effective January 1st 2007).

Since 2002 Guimarães has served as the highest authority of Petrobras in Argentina. He has held this position since the country’s strong economic crisis and participated in PeCom purchase process during that year. As from 2007, Carlos Fontes, Petrobras Energía S.A.’s current Director of Refining and Petrochemicals, will serve as Chief Executive Officer.

During Guimarães’ performance as CEO, Petrobras consolidated as a leading energy company and one of the companies having the best image and consumer acceptance. During the last four years, the Company invested over US$900 million not only in ongoing operations but also in new projects such as the expansion of the service station network, the introduction of Podium (the first 100-octane gasoline) into the market, the new asphalt and fertilizer manufacturing plants, the expansion of San Lorenzo and Bahía Blanca refining capacity. All these achievements allowed to consolidate the brand together with social accountability actions and cultural and sports sponsorships. During his tenure, Guimarães sought Petrobras consolidation and expansion to secure a leading business identity.

Likewise, during this period, Petrobras, associated with Enarsa, made its first steps towards an ambitious plan dealing with offshore exploration in the Argentine Sea, a field in which the Company is a world leader and through which Brazil achieved self-supply.

Carlos Fontes, who will seek to secure business continuity, is 56 years old, a Chemical Engineer, got an MBA degree from Rio de Janeiro Federal University and has a proven track record in Petrobras, where he served as Manager of Refined Products and Refining Processes, Manager of Petrochemicals, Manager of Petrochemical Projects, Petrochemicals Executive Manager and Chairman of Petroquisa (Petrobras Química S.A.).

As Director of Refining and Petrochemicals, Fontes designed and started up a plan to expand fuel production in Argentina, with a 30%  increase estimated for 2008.

About Petrobras Energía

Petrobras Energía (PESA) is the Argentine subsidiary of Petróleo Brasileiro S.A. (Petrobras). From Argentina, PESA coordinates activities in Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru and Venezuela related to oil and gas exploration, production and transportation, hydrocarbon marketing and transportation, refining, petrochemicals, electric power generation, transmission and distribution.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 12/01/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney